July 30, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Joseph Cascarano

Re:	YogaWorks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 27, 2019

Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Filed May 14, 2019

File No. 001-38151

Ladies and Gentlemen:

We are providing this response letter with respect to the Staff’s comment letter dated July 23, 2019, regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2018 and Form 10-Q for the Fiscal Quarter Ended March 31, 2018. For your convenience, the Staff’s comments have been reproduced below, followed by our response.

Form 10-Q for Fiscal Quarters Ended March 31, 2019

Liquidity and Capital Resources

Selected Cash Flow Data, page 22

1. We note your presentation of a Non-GAAP measure called Adjusted studio operating cash flows, which we discussed on our call of June 5, 2019. Please revise future periodic filings and eliminate the measure as Adjusted studio operating cash flows violates Item 10(e)(1)(ii)(A) of Regulation S-K because it excludes charges or liabilities that required, or will require, cash settlement.

RESPONSE:

We acknowledge the Staff’s comment and will revise accordingly in future filings.

Please contact me at (424) 207-2132 if you have any questions.

United States Securities and Exchange Commission

July 30, 2019

YogaWorks, Inc.

By:	/s/ Vance Chang
Vance Chang
Chief Financial Officer

cc:	Robert S. Littlepage

Paul Fischer

Larry Spirgel